UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                             U.S. RARE EARTHS, INC.
                             ----------------------
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.00001 PER SHARE
                   ------------------------------------------
                         (Title of Class of Securities)

                                  19655K 10 3
                                  -----------
                                 (CUSIP Number)

                                 Kevin Cassidy
                    Logic International Consulting Group LLC
                                711 Fifth Avenue
                                   16th Floor
                            New York, New York 10022
                                 (646) 755-3376
                 ----------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 7, 2013
                                ---------------
             Date of Event Which Requires Filing of This Statement

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), 13D-1(f) or 13D-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13D-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 19655K 10 3                                                     PAGE 2
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Kevin Cassidy
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         PF
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         US
________________________________________________________________________________

   NUMBER OF        7      SOLE VOTING POWER               3,150,000 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             2,225,000 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          3,150,000 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        2,225,000 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,375,000 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       16.8%*
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         IN
________________________________________________________________________________

* As of October 7, 2013, the Issuer had 30,595,250 shares of Common Stock outstanding based upon information provided in the Issuer's Schedule 14A Preliminary Proxy Statement filed October 17, 2013.

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 19655K 10 3                                                     PAGE 3
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Logic International Consulting Group LLC
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         WC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         US
________________________________________________________________________________

   NUMBER OF        7      SOLE VOTING POWER                       0 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             2,225,000 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER                  0 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        2,225,000 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,225,000 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       6.9%*
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         CO
________________________________________________________________________________

* As of October 7, 2013, the Issuer had 30,595,250 shares of Common Stock outstanding based upon information provided in the Issuer's Schedule 14A Preliminary Proxy Statement filed October 17, 2013.

ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 1 to Schedule 13D (the "Amendment") relating to shares of common stock, par value $0.00001 per share (the "Common Stock"), of U. S. Rare Earths, Inc. (the "Issuer"), a Nevada corporation, amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on April 30, 2012 (the "Original 13D"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original 13D.

     This Amendment is being filed by Kevin Cassidy ("Cassidy")and Logic International Consulting Group LLC ("Logic" and together with Cassidy the "Reporting Persons").

     The Reporting Persons are filing this Amendment in connection with the acquisition of Common Stock of the Issuer as of October 7, 2013.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

     (a) As of October 17, 2013, Cassidy beneficially owned an aggregate 5,375,000 shares of Common Stock or 16.8% of the total Common Stock issued and outstanding based on 30,595,250 shares of Common Stock outstanding as of October 7, 2013 as per the information provided in the Issuer's Schedule 14A Preliminary Proxy Statement filed October 17, 2013. 1,425,000 of the 5,375,000 shares of Common Stock are issuable upon exercise of a warrant.

     (b) As of October 17, 2013, Cassidy had sole voting power and sole dispositive power with respect to 3,150,000 shares of Common Stock and shared voting power and shared dispositive power with respect to 2,225,000 shares of Common Stock. As of October 17, 2013, Logic had shared voting power and shared dispositive power with respect to 2,225,000 shares of Common Stock.

     (c) On October 7, 2013, the Issuer issued 3,000,000 shares of Common Stock to Cassidy upon conversion of accrued consulting fees of $3,000,000 pursuant to a Settlement Agreement and General Release entered into on March 27, 2013.

     (d) Not applicable.

     (e) Not applicable.

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

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2013

                   Kevin Cassidy

                   By: /s/ Kevin Cassidy
                       -----------------
                   Name: Kevin Cassidy
                   Investor


                   Logic International Consulting Group LLC

                   By: /s/ Kevin Cassidy
                       -----------------
                   Name: Kevin Cassidy
                   Managing Member

           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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